Exhibit E – Video Script

Screenplay

INT.OFFICE SPACE DRAB LOOKING

ARINDAM
Hello. A study done by PriceWaterhouseCoopers has found that only 24% of millennials are able to demonstrate basic financial literacy...

MILLENNIAL ACTOR
Hold up! What are you doing!?? Nononono. We are NOT doing your pitch video in the same typical drab financially startup way.
(Actor addresses the camera) I'm sorry investors, I know you have to deal with this all the time...well not here!! You GUYS YOUR platform schools millennials on how to understand their basic finances through social media AND storytelling. Yeah. I know. It's brilliant. SO we gotta put storytelling into your video!! Here come closer and these two lovelies are going to tell you all about it without boring the crap out of you because their entire business model is all about listening to millennials like me! And we aren't boring. You're welcome.

ARINDAM
So get this. I used to write a column called Heard on the Street for Dow Jones and the Wall Street Journal when the 2008 nightmare happened. The journalist in me wanted to get to the bottom of this issue and dig deeper into what really happened. What I learned was fascinating. I learned that while it was popular to blame Wall St. for the crisis, there was another major issue that was rarely talked about...

DORIA
That issue was lack of basic financial knowledge among everyday Americans.

ARINDAM
Exactly. I also realized that there were some do-gooders out there in the finance industry who actually wanted to be transparent about what was going on. They even tried to reach the millennial marketplace to educate them about this but they weren't social enough to reach them!

DORIA
Here's where we come in. We created a social platform where finance brands can directly interact with millenials in a way that resonates with them the most. Through story

MILLENNIAL ACTOR
-telling and social media!! HOW COOL IS THAT!? Continue...

DORIA

Right. We speak their language and help millennials make real financial decisions that they have a tough time making otherwise.

MILLENIAL ACTOR
Fixed mortgage, appreciation, what now who?

DORIA
To date we've helped 145,000 users plan their financial life events including buying a house, having a baby, or paying off school loans to name a few. Nearly half of all millennials have resorted to using random financial products such as pay day loans and pawn shops in the last five years.

MILLENNIAL ACTOR
That's not good right...?

ARINDAM
Financial brands love our platform because it allows them to advertise their brands to this untapped group of rising earners.

DORIA
We hope that we've piqued your interest in our platform and if so check out the infographic coming up with more of the nitty-gritty numbers.

DORIA
Click on our site below to see more info on our lovely Centsai.

ARINDAM
Thank you for watching.

MILLENIAL ACTOR
Peace.